Exhibit (k)(10)

April 30, 2026

First Eagle Tactical Municipal
Opportunities Fund

1345 Avenue of the Americas
New York, NY 10105

Re: Amended and Restated Expense Limitation for First Eagle Tactical Municipal Opportunities Fund (the “Fund”)

Dear First Eagle Tactical Municipal Opportunities Fund:

First Eagle Investment Management, LLC (the “Investment Adviser”) and the Fund hereby confirm their agreement as follows, which supersedes and replaces in full the corresponding agreement approved by the Fund on April 3, 2025 (the “Preceding Agreement”), during the Limitation Period (as defined below). For the avoidance of doubt, nothing herein shall amend, alter or supersede the ability of the Investment Adviser to seek reimbursement or repayment under the Preceding Agreement.

For the periods noted on Schedule A attached hereto (each a “Limitation Period”), the Investment Adviser agrees to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Annual Operating Expenses”) so that the Annual Operating Expenses of each respective class (a “Class”) of the Fund’s shares are limited to the respective rate per annum, as noted on Schedule A, of that respective Class’ average daily net assets (each an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section, as are interest and related charges and expense associated with operation of the tender option bond trusts to be sponsored by the Fund and the issuance of the “inverse floater” securities to the Fund.

The Fund agrees to repay the Investment Adviser out of assets attributable to its respective Class noted on Schedule A for any fees waived or expenses reimbursed by the Investment Adviser pursuant to the terms of this letter, provided that the repayment does not cause that Class’ Annual Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayment must be made within three years after the date in which the Fund incurred the expense.

The Investment Adviser understands that it shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim the Investment Adviser may have hereunder, and no other Class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and is to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same.

FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND

By:	/s/ Sheelyn M. Michael
Name: Sheelyn M. Michael
Title: Secretary and Deputy General Counsel

Agreed and Acknowledged:

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Mehdi Mahmud
Name: Mehdi Mahmud
Title: President and Chief Executive Officer

[Signature page to Amended & Restated Expense Limitation Agreement]

SCHEDULE A

Class	Limitation Period	Expense Limitation
A-1	April 30, 2026 through April 30, 2027	0.75%
A-2	April 30, 2026 through April 30, 2027	1.00%
A-3	April 30, 2026 through April 30, 2027	1.00%
A-4	April 30, 2026 through April 30, 2027	0.75%
I	April 30, 2026 through April 30, 2027	0.25%
W	April 30, 2026 through April 30, 2027	0.25%